Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14A

(Form Type)

Fusion Pharmaceuticals Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction	Fee Rate	Amount of Filing Fee
Fees to be Paid	$2,358,236,668.40 (1)(2)	0.00014760	$348,075.73 (3)
Fees Previously Paid
Total Transaction Valuation	$2,358,236,668.40
Total Fees Due for Filing			$348,075.73
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due			$348,075.73

(1)

Aggregate number of securities to which transaction applies: As of April 3, 2024, the maximum number of common shares (“Common Shares”) of Fusion Pharmaceuticals, Inc. (“Fusion”) to which this transaction applies is estimated to be 102,352,393, which consists of:

(a)

84,865,021 Common Shares entitled to receive the per share merger consideration of up to $24.00 per share (the “Aggregate Per Share Merger Consideration”), which consists of a $21.00 per share cash payment upfront and one contingent value right that could result in an additional cash payment of $3.00 per share;

(b)	15,718,941 Common Shares underlying outstanding and unexercised options to purchase Common Shares that have an exercise price of less than $21.00 (“In-the-Money Options”);

(c)	1,707,000 Common Shares underlying outstanding restricted stock units;

(d)

100,000 estimated Common Shares that may be issued under Fusion’s 2020 employee share purchase plan prior to the closing of the transaction and entitled to receive the Aggregate Per Share Merger Consideration; and

(e)	33,818 Common Shares underlying outstanding and unexercised warrants to purchase Common Shares (the “Warrants”).

(2)

Per unit price or other underlying value of transaction computed pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Estimated solely for the purposes of calculating the filing fee, as of April 3, 2024, the underlying value of the transaction was calculated as the sum of:

(a)	the product of 84,865,021 Common Shares entitled to receive the Aggregate Per Share Merger Consideration and the Aggregate Per Share Merger Consideration;

(b)

the product of 15,718,941 In-the-Money Options and $17.66, which is the difference between the Aggregate Per Share Merger Consideration and the In-the-Money Options’ weighted-average exercise price of $6.34;

(c)	the product of 1,707,000 Common Shares underlying outstanding restricted stock units and the Aggregate Per Share Merger Consideration;

(d)

the product of 100,000 estimated Common Shares that may be issued under Fusion’s 2020 employee share purchase plan prior to the closing of the transaction and entitled to receive the Aggregate Per Share Merger Consideration and the Aggregate Per Share Merger Consideration; and

(e)	the product of 33,818 Common Shares underlying the Warrants and $15.13, which is the difference between the Aggregate Per Share Merger Consideration and the Warrants’ exercise price.

(3)	In accordance with Section 14(g) of the Exchange Act, the filing fee was determined by multiplying the sum calculated in note (2) by 0.00014760.